ZENTEK LTD.

SUPPLEMENT TO MANAGEMENT INFORMATION CIRCULAR DATED AUGUST 15, 2025

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 25, 2025

Dated September 10, 2025

SUPPLEMENT TO MANAGEMENT INFORMATION CIRCULAR

This supplement (the "Supplement") modifies and supplements the Notice of Meeting and the Management Information Circular of Zentek Ltd. (the "Corporation") dated August 15, 2025 (the "Circular") and is being provided in connection with the annual general and special meeting of shareholders of the Corporation (the "Shareholders") scheduled to be held at 11:00 a.m. (Eastern time) on September 25, 2025 (the "Meeting"), or at any adjournment(s) or postponement(s) thereof. This Supplement shall form part of and be deemed to be included in the Circular. To the extent that any statement contained in this Supplement modifies, supplements or amends any statement contained in the Notice of Meeting or the Circular, such statement in the Notice of Meeting or Circular shall be deemed to be so modified, supplemented or amended. Any capitalized terms used but not defined in this Supplement shall have the meaning ascribed to such terms in the Circular.

This Supplement is being filed on SEDAR+ to inform the Shareholders of important changes to the location where the Meeting will be held and the business of the Meeting relating to the election of directors. Specifically:

1. The Meeting will now be held at the office of Norton Rose Fulbright Canada LLP, at 222 Bay Street, Suite 3000, Toronto, Ontario M5K 1E7.

2. On the election of directors, further to the announcements by the Corporation on September 3, 2025, and September 10, 2025, Ilse Treurnicht, Lisa Sim, and Wendy Ford will no longer be standing for election as directors at the Meeting, and Matt Fontes and Pete Gettinby have been added as new nominees of management (the "New Nominees"). At the Meeting, the four (4) Management Nominees (as defined below) will be nominated by management for election as directors for the ensuing year. See "Election of Directors" below for the list of the Management Nominees and information about the New Nominees.

Except as set forth in this Supplement, the Notice of Meeting and the Circular remain unchanged from the version distributed to shareholders and filed on SEDAR+.

Updated Meeting Details

PLEASE DISREGARD THE "WHITE" FORM OF PROXY OR VIF THAT WAS PROVIDED TO YOU WITH THE NOTICE OF MEETING AND CIRCULAR. A NEW "BLUE" FORM OF PROXY OR VIF IS BEING PROVIDED TO YOU WITH THIS SUPPLEMENT.

Voting instructions submitted using the "white" form of proxy or VIF will not be counted at the Meeting.  Registered Shareholders and Non-Registered Holders must re-submit voting instructions using the "BLUE" form of proxy or VIF, in order for their votes to be counted at the Meeting.

A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment or postponement thereof must, in all cases, deposit the completed "BLUE" form of proxy with the Corporation's transfer agent and registrar, TSX Trust Company (the "Transfer Agent"), not later than 11:00 a.m. (Eastern time) on Tuesday, September 23, 2025, or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, by an officer or attorney thereof duly authorized.

Completed "BLUE" forms of proxy may be deposited with the Transfer Agent using one of the following methods:

By Mail or Hand Delivery:	TSX Trust Company 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1
By Fax:	(416) 595-9593
By Internet:	www.voteproxyonline.com You will need to provide your 12-digit control number (located on the "BLUE" form of proxy accompanying this Supplement).

A Non-Registered Holder wishing to be represented at the Meeting or any adjournment or postponement thereof, including any Non-Registered Holder who has previously given voting instructions using the "white" VIF, must contact their Intermediary and comply with any and all applicable requirements of such Intermediary.  In most cases, a Non-Registered Holder will receive the "BLUE" VIF from their Intermediary. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder's behalf), the "BLUE" VIF must be completed, signed and returned in accordance with the directions on the form.

Additional information on voting by Registered Shareholders and Non-Registered Holders can be found in the Circular, including under "Appointment and Revocation of Proxies" and "Advice to Non-Registered Shareholders".

If you have any questions about any of the information in the Supplement or require assistance in completing your "BLUE" form of proxy or VIF, please consult your financial, legal, tax and other professional advisors. Late proxies may be accepted or rejected by the Chairman of the Meeting at his discretion and the Chairman of the Meeting is under no obligation to accept or reject any particular late proxy. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

Election of Directors

At the Meeting, the following four (4) individuals will be nominated by management for election as directors for the ensuing year (the "Management Nominees"):

1. Eric Wallman;

2. John Snisarenko;

3. Matt Fontes; and

4. Pete Gettinby.

The following table sets forth details about the two (2) New Nominees. Details of the other two (2) Management Nominees can be found in the Circular under "Particulars of Matters to be Acted Upon - Election of Directors".

Name, province or state and country of residence and position, if any, held in the Corporation	Principal Occupation	Served as Director of the Corporation since	Number of Common Shares beneficially owned, directly or indirectly, or controlled or directed at present(1)	Percentage of Voting Shares Owned or Controlled
Matt Fontes British Columbia, Canada Proposed Director	Project Manager and Partner, Catalyst Custom Modular Ltd. Catalyst specializes in creating innovative, economical custom prefabricated modules utilizing modern building science to produce enduring products as efficiently as possible. Mr. Fontes has commissioned next generation HVAC systems on both site built and modular custom homes. Prior to his role at Catalyst, he was the proprietor of Fontes Homes. Mr. Fontes brings expertise in entrepreneurship, building innovation and project planning.	Proposed	53,234	0.05%
Pete Gettinby Dubai, UAE Proposed Director

Former Director of International Development, RSK Environment Limited

RSK is a global leader in the delivery of environmental and engineering solutions. Mr. Gettinby worked at RSK between 2019 and 2025, and, prior to his most recent role with RSK, he was the Regional Development Director - Middle East. Prior to RSK, he was Land Manager at Vattenfall in Edinburgh and London, UK.

Mr. Gettinby is a renewable energy leader with extensive experience in property, agriculture, land management and energy sectors across the Middle East, Africa, Asia and the UK. He has proven expertise in market expansion, client acquisition and team mentorship.

		Proposed	nil	nil

Notes:

(1) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE MANAGEMENT NOMINEES UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, IF A NOMINEE IS, FOR ANY REASON, UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS, HER OR ITS COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

Additional Information Concerning the New Nominees

Based on information provided by each New Nominee, none of the New Nominees: (a) has, within the previous 10 years, been a director, chief executive officer or chief financial officer of any company that: (i) was subject to a cease trade order, an order similar to a cease trade order, an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively an "Order") and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) has, within the previous 10 years, been a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) has, within the previous 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Based on information provided by each New Nominee, none of the New Nominees has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Based on information provided by each New Nominee, none of the New Nominees or their respective associates or affiliates have: (a) any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries; or (b) any material interest , direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.